UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

MIDAS GOLD CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	26-4675940
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 890, 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
(778) 724-4700

(Address and telephone number of Registrant’s principal executive offices)

Midas Gold Idaho Inc., 13181 Highway 55, PO Box 429, Donnelly, Idaho 83615
(208) 901-3060

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
 ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

FORM 40-F

Principal Documents

The documents filed or incorporated by reference as Exhibits 99.1 through 99.82 hereto, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that Midas Gold Corp., since January 1, 2019, the beginning of its last completed fiscal year, (i) made or was required to make public pursuant to the laws of British Columbia or Canada, (ii) filed or was required to file with the Toronto Stock Exchange and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.

Midas Gold prepares its consolidated financial statements, which are attached to this registration statement as Exhibits, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and those financial statements are subject to Canadian auditing standards. Therefore, those financial statements are not comparable in all respects to the financial statements of issuers that prepare their financial statements in accordance with United States generally accepted accounting principles and that are subject to United States auditing standards.

Resource and Reserve Estimates

The documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including “Mineral Reserves” and “Mineral Resources” (both as defined under Canadian Institute of Mining, Metallurgy and Petroleum standards), if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended. As such, information contained in the documents incorporated by reference herein concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC, as further described in the documents incorporated by reference herein.

Mr. Conrad Huss, one of our experts named in the exhibits incorporated by reference herein, is deceased. Accordingly, Midas Gold is no longer relying upon the work of Mr. Huss, in his personal capacity, for purposes of this filing. M3 Engineering & Technology Corporation, the employer of Mr. Huss, should now be regarded as the expert with respect to the preparation, review and approval of the disclosure attributed to Mr. Huss.

Description of Common Shares

The required disclosure is included under the headings “Dividends and Distributions”, “Description of Capital Structure – Authorized Capital” and “Description of Capital Structure – Common Shares” in Midas Gold’s Annual Information Form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.1.

Off-Balance Sheet Arrangements

The required disclosure is included under the heading “Off Balance Sheet Arrangements” in the Management’s Discussion and Analysis for the fiscal quarter ended June 30, 2020 attached hereto as Exhibit 99.63.

Tabular Disclosure of Contractual Obligations

The following table sets forth Midas Gold’s known contractual obligations as at December 31, 2019.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt					-
Interest Obligations	76,856	19,214	38,428	19,214	-
Principal Obligations	38,427,557	-	-	38,427,557	-
	38,504,413	19,214	38,428	38,446,771	-
Lease Obligations	532,322	227,038	305,284	-	-
Purchase Obligations	100,000	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	39,136,735	346,252	343,712	38,446,771	-

EXHIBITS

Exhibit	Description

Filings

99.1	Annual Information Form for the year ended December 31, 2019
99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2019 and 2018
99.3	Management’s Discussion and Analysis for the year ended December 31, 2019
99.4	CEO Certification of Annual Filings for the year ended December 31, 2019
99.5	CFO Certification of Annual Filings for the year ended December 31, 2019
99.6	News Release, dated January 29, 2019
99.7	News Release, dated January 31, 2019
99.8	Annual Information Form for the year ended December 31, 2018
99.9	Audited Annual Consolidated Financial Statements for the years ended December 31, 2018 and 2017
99.10	Management’s Discussion and Analysis for the year ended December 31, 2018
99.11	CEO Certification of Annual Filings for the year ended December 31, 2018
99.12	CFO Certification of Annual Filings for the year ended December 31, 2018
99.13	News Release, dated March 12, 2019
99.14	News Release, dated March 25, 2019
99.15	First Amending Agreement to the Investor Rights Agreement, dated March 24, 2019
99.16	Notice of 2019 Annual General Meeting of Shareholders and Management Information Proxy Circular, dated March 26, 2019
99.17	News Release, dated April 2, 2019
99.18	Amended and Restated Technical Report, dated March 28, 2019
99.19	News Release, dated April 4, 2019
99.20	News Release, dated April 16, 2019
99.21	Report of Voting Results, dated May 7, 2019
99.22	News Release, dated May 7, 2019
99.23	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2019 and 2018
99.24	Management’s Discussion and Analysis for the quarter ended March 31, 2019
99.25	CEO Certification of Interim Filings for the quarter ended March 31, 2019
99.26	CFO Certification of Interim Filings for the quarter ended March 31, 2019
99.27	News Release, dated June 6, 2019
99.28	News Release, dated June 10, 2019
99.29	Underwriting Agreement, dated June 12, 2019
99.30	News Release, dated June 19, 2019
99.31	Material Change Report, dated June 20, 2019
99.32	News Release, dated August 9, 2019
99.33	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 and 2018
99.34	Management’s Discussion and Analysis for the quarter ended June 30, 2019
99.35	CEO Certification of Interim Filings for the quarter ended June 30, 2019
99.36	CFO Certification of Interim Filings for the quarter ended June 30, 2019
99.37	News Release, dated October 7, 2019
99.38	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2019 and 2018
99.39	Management’s Discussion and Analysis for the quarter ended September 30, 2019
99.40	CEO Certification of Interim Filings for the quarter ended September 30, 2019

99.41	CFO Certification of Interim Filings for the quarter ended September 30, 2019
99.42	News Release, dated December 4, 2019
99.43	News Release, dated January 27, 2020
99.44	News Release, dated February 27, 2020
99.45	Material Change Report, dated March 9, 2020
99.46	News Release, dated March 10, 2020
99.47	News Release, dated March 17, 2020
99.48	Trust Indenture, dated March 17, 2020
99.49	Guarantee Indenture, dated March 17, 2020
99.50	Amended and Restated Investor Rights Agreement, dated March 17, 2020
99.51	Material Change Report, dated March 20, 2020
99.52	News Release, dated April 1, 2020
99.53	Notice of 2020 Annual General Meeting of Shareholders and Management Information Proxy Circular, dated March 30, 2020
99.54	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019
99.55	Management’s Discussion and Analysis for the quarter ended March 31, 2020
99.56	CEO Certification of Interim Filings for the quarter ended March 31, 2020
99.57	CFO Certification of Interim Filings for the quarter ended March 31, 2020
99.58	Report of Voting Results, dated May 14, 2020
99.59	News Release, dated May 14, 2020
99.60	News Release, dated July 2, 2020
99.61	News Release, dated August 14, 2020
99.62	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 and 2019
99.63	Management’s Discussion and Analysis for the quarter ended June 30, 2020
99.64	CEO Certification of Interim Filings for the quarter ended June 30, 2020
99.65	CFO Certification of Interim Filings for the quarter ended June 30, 2020
99.66	News Release, dated August 26, 2020
99.67	Material Change Report, dated September 8, 2020
99.68	News Release, dated September 10, 2020

Consents

99.69	Consent of Deloitte LLP
99.70	Consent of Garth Kirkham
99.71	Consent of John M. Marek
99.72	Consent of Allen R. Anderson
99.73	Consent of Richard C. Kinder
99.74	Consent of Peter E. Kowalewski
99.75	Consent of Bart Stryhas
99.76	Consent of Stephen P. Quin
99.77	Consent of Richard K. Zimmerman
99.78*	Consent of Christopher J. Martin
99.79	Consent of Christopher Dail
99.80	Consent of Lee A. Becker
99.81	Consent of Austin Zinsser
99.82	Consent of Richard Zimmerman and Lee Becker, on behalf of M3 Engineering & Technology Corporation, the employer of Conrad E. Huss, who is deceased

*To be filed by amendment

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Midas Gold Corp. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Midas Gold Corp. has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Midas Gold Corp. shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of Midas Gold Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Midas Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 23, 2020.

MIDAS GOLD CORP.

By:	/s/ Stephen Quin
Name:	Stephen Quin
Title:	President & CEO